As filed with the United States Securities and Exchange Commission August 15, 2012

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

McMoRan Exploration Co.

(Name of Applicant)

1615 Poydras Street

New Orleans, LA 70112

Telephone: (504) 582-4000

(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified:

Title of Class	Amount*
5 1/4% Convertible Senior Notes due 2013	Up to $68,177,000 aggregate principal amount

Approximate Date of Exchange Offer:

The Exchange Offer will commence on August 15, 2012 and will expire at 11:59 p.m., New York City time, on September 12, 2012, unless extended or earlier terminated by the Company.

Name and Address of Agent for Service:

Douglas N. Currault II

Assistant General Counsel and Assistant Secretary

McMoRan Exploration Co.

1615 Poydras Street

New Orleans, LA 70112

Telephone: (504) 582-4000

With Copies to:

Monique A. Cenac, Esq.

Jones, Walker, Waechter,

Poitevent, Carrère & Denègre, L.L.P.

333 N. Central Avenue

Phoenix, Arizona 85004

Telephone: (602) 366-7889

* The actual aggregate principal amount of 5 1/4% Convertible Senior Notes due 2013 to be issued pursuant to the Indenture (defined below) may be less and depends upon the aggregate amount of the 5 1/4% Convertible Senior Notes due 2012 that are exchanged as described in Item 2 herein.

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), may determine upon the written request of the obligor.

GENERAL

ITEM 1. GENERAL INFORMATION.

(a)	McMoRan Exploration Co. (the “Company” or “Applicant”) is a corporation.

(b)	The Company is organized under the laws of the State of Delaware.

ITEM 2. SECURITIES ACT EXEMPTION APPLICABLE.

Upon the terms set forth in the exchange offer memorandum dated August 15, 2012 (the “Exchange Offer Memorandum”) and the related letter of transmittal, the Company is offering to exchange (the “Exchange Offer”) up to $68,177,000 aggregate principal amount of its outstanding 5 1/4% Convertible Senior Notes due October 6, 2012 (the “Existing Notes”) for an equal principal amount of newly issued 5 1/4% Convertible Senior Notes due October 6, 2013 (the “New Notes”), plus cash in an amount equal to the accrued and unpaid interest on the Existing Notes to and including September 12, 2012, unless extended by the Company (such date, as it may be extended, the “Expiration Date”). The aggregate principal amount of the New Notes actually issued pursuant to the Exchange Offer will depend on the amount of Existing Notes validly tendered and accepted for exchange pursuant to the Exchange Offer. If the Exchange Offer is completed, the New Notes will be governed by the indenture (the “Indenture”) to be qualified under this Application for Qualification on Form T-3 (the “Application”).

The Company intends to make the Exchange Offer in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), afforded by Section 3(a)(9) thereof, based upon the following facts:

•	The New Notes will be offered by the Company to its existing security holders exclusively and solely in exchange for its Existing Notes.

•

No sales of securities of the same class as the New Notes have been or are to be made by the Company or by or through an underwriter at or about the same time as the Exchange Offer for which the exemption is claimed.

•

No consideration has been, or is to be, given, directly or indirectly, to any person in connection with such Exchange Offer, except for payment of (i) advisory fees for a financial advisor who advised the Company with respect to the terms of the Exchange Offer, (ii) fees and expenses of its legal advisors for their legal services, (iii) the fees of the exchange agent, for its acceptance and exchange services in relation to the Exchange Offer and (iv) fees charged by the trustee under the Indenture for its services as trustee. The Company’s financial advisor has not been retained to, and will not be, soliciting or making any recommendation with respect to the Exchange Offer.

•

No holder of Existing Notes has made or will be requested to make any cash payment in connection with the Exchange Offer other than the payment of any applicable withholding or other taxes in accordance with the terms of the Exchange Offer.

AFFILIATIONS

ITEM 3. AFFILIATES.

For purposes of this Application only, the Company’s directors and executive officers may be deemed to be “affiliates” of the Company. See Item 4 “Directors and Executive Officers” for a list of the Company’s directors and executive officers, which is incorporated herein by reference.

The following is a list of subsidiaries of the Company that may be deemed affiliates of the Company as of the date of this Application. The Company owns 100% of the outstanding capital stock of each subsidiary as reflected below.

Name of Affiliate	Jurisdiction of Incorporation	Percentage Owned by Company
Freeport-McMoRan Energy LLC	Delaware	100.00%
McMoRan Oil & Gas LLC	Delaware	100.00%

The following is a list of entities that may be deemed affiliates of the Company as of the date of this Application.

Name and Address of Beneficial Owner	Shares	Shares Issuable upon Conversion of Convertible Securities	Total Number of Shares Beneficially Owned		Percent of Outstanding Shares (1)

Freeport-McMoRan Copper & Gold Inc.	—	31,250,000	31,250,000	(2)	16.2%

Plains Exploration & Production Company	51,000,000	—	51,000,000	(3)	31.5%

(1)	In accordance with Securities and Exchange Commission (“SEC”) rules, in calculating the percentage for each beneficial owner, we added to the shares outstanding the number of shares of common stock issuable upon the conversion of convertible securities held by that beneficial owner. For purposes of calculating these percentages for each beneficial owner, we do not assume the conversion or exercise of any of the other beneficial owners’ convertible securities.

(2)	Based on a Schedule 13D filed with the SEC on January 7, 2011 jointly by Freeport-McMoRan Copper & Gold Inc. (FCX) and Freeport-McMoRan Preferred LLC, a wholly-owned subsidiary of FCX. Includes 31,250,000 shares of common stock issuable upon conversion of 500,000 shares of our 5.75% convertible perpetual preferred stock, Series 2.

(3)	Based on a Schedule 13D filed with the SEC on January 6, 2011 by Plains Exploration & Production Company.

Freeport-McMoRan Copper & Gold Inc. (FCX)

Several of our directors and executive officers also serve as directors or officers of FCX. Messrs. Moffett, Adkerson, Rankin, Day, Ford and Graham, each of whom is a director of our company, also serve as directors of FCX. Messrs. Moffett and Adkerson and Ms. Quirk, each of whom is an executive officer of our company, also serve as executive officers of FCX. In addition, Ms. Parmelee, an executive officer of our company, also serves as an officer of FCX. As of July 31, 2012, the overlapping board members and executive officers beneficially owned approximately 16.4 million shares or about 9.7% of our common stock. For information regarding the compensation paid to or earned by Messrs. Moffett and Adkerson and Ms. Quirk for services rendered to FCX, see the “Executive Compensation Tables” section of FCX’s Definitive Proxy Statement on Schedule 14A relating to FCX’s 2012 annual meeting of stockholders, filed with the SEC on April 27, 2012.

On December 30, 2010, we issued 500,000 shares of our 5.75% Convertible Perpetual Preferred Stock, Series 2 (convertible perpetual preferred stock) to Freeport-McMoRan Preferred LLC (Freeport Preferred), a Delaware limited liability company and wholly owned subsidiary of FCX. In connection with the completion of the issuance of the convertible perpetual preferred stock to FCX Preferred, we entered into a stockholder agreement with FCX and FCX Preferred (FCX Stockholder Agreement), pursuant to which, among other things, FCX will have the right to nominate individuals to serve on our board of directors (FCX Designated Directors). For as long as FCX and its affiliates beneficially own (1) not less than 75% of the percentage of our common stock on a fully diluted basis owned at closing by FCX and its affiliates, FCX will have the right to designate two members of our board of directors; and (2) between 25% and 75% of the percentage of our outstanding shares of common stock on a fully diluted basis owned at closing by FCX and its affiliates, FCX will have the right to designate one member of our board of directors; provided, however, that FCX’s designation rights will be suspended during such time as at least two members of our board of directors are also members of FCX’s board of directors. FCX will have no designation rights while FCX and its affiliates beneficially own less than 25% of the percentage of our outstanding shares of common stock on a fully diluted basis owned at closing by FCX and its affiliates.

In connection with the completion of the issuance of the convertible perpetual preferred stock to FCX Preferred, we also entered into a registration rights agreement with FCX Preferred (FCX Registration Rights Agreement) pursuant to which we agreed to, within 60 days of closing, (1) prepare and file with the SEC a shelf registration statement with respect to the securities issued to FCX Preferred (FCX Registrable Securities) that would permit the FCX Registrable Securities to be resold in registered transactions and (2) use our commercially reasonable efforts to maintain the effectiveness of the shelf registration statement while FCX and its affiliates hold FCX Registrable Securities. We filed with the SEC a shelf registration statement for the FCX Registrable Securities on February 28, 2011. In addition, under certain circumstances, the FCX Registration Rights Agreement permits FCX to demand or participate in an underwritten public offering by us.

Plains Exploration & Production Company (PXP)

On December 30, 2010, we also issued 51 million shares of our common stock to PXP in connection with our acquisition of PXP’s shallow water Gulf of Mexico shelf properties, interests, and assets (Acquisition). Upon consummation of the Acquisition, we and PXP entered into a stockholder agreement effective December 30, 2010 (the PXP Stockholder Agreement), pursuant to which, among other things, the size of our board of directors was increased from 9 to 11 members and PXP was granted the right to nominate two individuals to serve on our board of directors. As long as PXP and its affiliates beneficially own at least 10% of the issued and outstanding shares of our common stock, PXP will have the right to nominate two individuals to serve on our board of directors. If PXP and its affiliates beneficially own less than 10% but at least 5% of the issued and outstanding shares of our common stock, PXP will have the right to nominate one individual to serve on our board of directors. If PXP and its affiliates beneficially own less than 5% of the issued and outstanding shares of our common stock, PXP will not have the right to nominate any individuals to serve on our board of directors. Pursuant to the PXP Stockholder Agreement, Messrs. Flores and Wombwell were nominated and elected to our board of directors at the 2012 annual meeting.

In connection with the completion of the Acquisition, we and PXP also entered into a registration rights agreement (PXP Registration Rights Agreement) pursuant to which we agreed to, within 60 days of closing of the Acquisition, (1) prepare and file with the SEC a shelf registration statement with respect to the 51 million shares of common stock issued to PXP (PXP Registrable Securities) that would permit some or all of the PXP Registrable Securities to be resold in registered transactions and (2) use our commercially reasonable efforts to maintain the effectiveness of the shelf registration statement while PXP and its affiliates hold PXP Registrable Securities. We filed with the SEC a shelf registration statement for the PXP Registrable Securities on February 28, 2011. In addition, under certain circumstances, the PXP Registration Rights Agreement permits PXP to demand or participate in an underwritten public offering conducted by the Company.

MANAGEMENT AND CONTROL

ITEM 4. DIRECTORS AND EXECUTIVE OFFICERS.

The following table sets forth the names of, and all offices held by, all executive officers and directors (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act of 1939), respectively, of the Company. The mailing address for each executive officer and director listed below is: c/o McMoRan Exploration Co., 1615 Poydras Street, New Orleans, Louisiana 70112.

Name	Office

James R. Moffett	Co-Chairman of the Board, President and Chief Executive Officer

Richard C. Adkerson	Co-Chairman of the Board

B. M. Rankin, Jr.	Vice Chairman of the Board and Director

A. Peyton Bush, III	Director

William P. Carmichael	Director

Robert A. Day	Director

James C. Flores	Director

Gerald J. Ford	Director

H. Devon Graham, Jr.	Director

Suzanne T. Mestayer	Director

John F. Wombwell	Director

Nancy D. Parmelee	Senior Vice President, Chief Financial Officer and Secretary

Kathleen L. Quirk	Senior Vice President and Treasurer

W. Russell King	Senior Vice President

Dean T. Falgoust	Vice President

Pamela Q. Masson	Chief Administrative Officer and Vice President

D. James Miller	Vice President

C. Donald Whitmire, Jr.	Vice President and Controller – Financial Reporting

ITEM 5. PRINCIPAL OWNERS OF VOTING SECURITIES.

The following sets forth information as to each person owning 10 percent or more of the voting securities of the Company as of the date of this Application.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned(1)
Plains Exploration & Production Company 700 Milam, Suite 3100 Houston, TX 77002	Common Stock	51,000,000	31.5	% (2)
Freeport-McMoRan Copper & Gold Inc. Freeport-McMoRan Preferred LLC 333 N. Central Avenue Phoenix, AZ 85004	5.75% Convertible Perpetual Preferred Stock, Series 2	500,000	16.2	% (3)

(1)	In accordance with SEC rules, in calculating the percentage for each beneficial owner, we added to the shares outstanding the number of shares of common stock issuable upon the conversion or exercise of convertible securities and options held by that beneficial owner. For purposes of calculating these percentages for each beneficial owner, we do not assume the conversion or exercise of any of the other beneficial owners’ convertible securities or options.

(2)	Based on a Schedule 13D filed with the SEC on January 6, 2011 by PXP.

(3)	Based on a Schedule 13D filed with the SEC on January 7, 2011 jointly by FCX and FCX Preferred. The percentage of voting securities owned assumes the issuance of 31,250,000 shares of common stock issuable upon conversion of 500,000 shares of our 5.75% convertible perpetual preferred stock, Series 2.

UNDERWRITERS

ITEM 6. UNDERWRITERS.

There were no underwriters of any securities of the Applicant within three years of this Application. There are no principal underwriters of the New Notes proposed to be offered in the Exchange Offer.

The Company has retained The Bank of New York Mellon Trust Company, N.A. as the “Exchange Agent” and BNP Paribas Securities Corp. as the “Financial Advisor” in connection with the Exchange Offer. The Exchange Agent and Financial Advisor will answer questions with respect to the Exchange Offer solely by reference to the terms of the Exchange Offer Memorandum. None of the Company, the Exchange Agent or Financial Advisor makes any recommendation as to whether to exchange or refrain from exchanging the Existing Notes. The Exchange Agent and Financial Advisor will be paid reasonable fixed fees directly by the Company for their services.

CAPITAL SECURITIES

ITEM 7. CAPITALIZATION.

(a)	Set forth below is certain information as to each authorized class of securities of the Company as of July 31, 2012.

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $.01	300,000,000 shares	161,878,049 shares
Preferred Stock, par value $1.00	50,000,000 shares	712,118 shares(1)

(1)	Includes 700,000 outstanding shares of 5.75% Convertible Perpetual Preferred Stock, Series 1 and 2, and 12,118 outstanding shares of 8.00% Convertible Perpetual Preferred Stock.

(b)    Holders of the Company’s Common Stock are entitled to one vote per share of Common Stock on all matters on which holders of Common Stock are entitled to vote. The affirmative vote of holders of at least two-thirds of the outstanding shares of the Company’s Convertible Perpetual Preferred Stock, voting as a single class, is required to alter, repeal or amend, whether by merger, consolidation, combination, reclassification or otherwise, any provisions of the Amended and Restated Certificate of Incorporation or any Certificate of Designation, if the amendment would amend, alter or affect the powers, preferences or rights of the Convertible Perpetual Preferred Stock, so as to adversely affect the holders thereof, including, without limitation, the creation of, or increase in the authorized number of, shares of any class or series of stock senior to the Convertible Perpetual Preferred Stock.

INDENTURE SECURITIES

ITEM 8. ANALYSIS OF INDENTURE PROVISIONS.

The New Notes will be issued under an Indenture to be date entered into promptly following the Expiration Date between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”). The following is a general description of certain provisions of the Indenture. The description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C hereto and incorporated by reference herein. Capitalized terms used in this Item 8 and not defined herein have the meanings assigned to them in the Indenture.

(A)	Events of Defaults; Withholding of Notice.

Each of the following will constitute an event of default under the Indenture:

•	the Company’s failure to pay when due the principal of any of the New Notes at maturity or exercise of a repurchase right or otherwise;

•	the Company’s failure to pay an installment of interest on any of the New Notes for 30 days after the date when due;

•

failure by the Company to deliver shares of common stock, together with cash instead of fractional shares, when those shares of common stock, or cash instead of fractional shares, are required to be delivered following conversion of a New Note, and that default continues for 10 days;

•	failure by the Company to give the notice regarding a change of control within 30 days of the occurrence of the change of control;

•

the Company’s failure to perform or observe any other term, covenant or agreement contained in the New Notes or the Indenture for a period of 60 days after written notice of such failure, requiring the Company to remedy the same, shall have been given to the Company by the trustee or to the Company and the trustee by the holders of at least 25 percent in aggregate principal amount of the New Notes then outstanding;

•

in the event of either (a) the Company’s failure or the failure of any of the Company’s significant subsidiaries to make any payment by the end of the applicable grace period, if any, after the final scheduled payment date for such payment with respect to any indebtedness for borrowed money in an aggregate principal amount in excess of $10 million, or (b) the acceleration of indebtedness for borrowed money of the Company or any of the Company’s significant subsidiaries in an aggregate amount in excess of $10 million because of a default with respect to such indebtedness, without such indebtedness referred to in either (a) or (b) above having been discharged, cured, waived, rescinded or annulled, for a period of 30 days after written notice to the Company by the trustee or to the Company and the trustee by holders of at least 25 percent in aggregate principal amount of the New Notes then outstanding; and

•	certain events of the Company’s bankruptcy, insolvency or reorganization.

The term “significant subsidiary” means a subsidiary, including its subsidiaries, that meets any of the following conditions:

•

the Company’s and its other subsidiaries’ investments in and advances to the subsidiary exceed 10 percent of the total assets of the Company and its subsidiaries consolidated as of the end of the most recently completed fiscal year;

•

the Company’s and its other subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 10 percent of the total assets of the Company and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or

•

the Company’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 10 percent of such income of the Company and its subsidiaries consolidated for the most recently completed fiscal year.

The Indenture provides that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the New Notes notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or interest on, any of the New Notes when due or in the payment of any repurchase obligation.

If a certain event of default specified in the 7th bullet point above occurs and is continuing, then automatically the principal of all the New Notes and the interest thereon shall become immediately due and payable. If an event of default shall occur and be continuing, other than with respect to the 7th bullet point above (the default not having been cured or waived), the trustee or the holders of at least 25 percent in aggregate principal amount of the New Notes then outstanding may declare the New Notes due and payable at their principal amount together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of New Notes by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the New Notes then outstanding upon the conditions provided in the Indenture. However, if an event of default is cured prior to such declaration by the trustee or holders of the New Notes as discussed above, the trustee and the holders of the New Notes will not be able to make such declaration as a result of that cured event of default.

Overdue payments of interest and principal will accrue interest at eight percent.

The Indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified to its satisfaction by the holders of New Notes before proceeding to exercise any right or power under the Indenture at the request of such holders. The Indenture provides that the holders of a majority in aggregate principal amount of the New Notes then outstanding through their written consent may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

(B)	Authentication and Delivery of the Securities under the Indenture and Application of Proceeds Thereof.

The New Notes to be issued under the Indenture may be executed by manual or facsimile signature on behalf of the Company by the Chairman of the Board, Chief Executive Officer, and President, Senior Vice President, Chief Financial Officer and Secretary, the Executive Vice President, or the Senior Vice President and Treasurer of the Company (individually, an “Officer”) and delivered to the Trustee. The Trustee shall, upon a written order of the Company, authenticate New Notes for original issue up to the aggregate principal amount stated in the New Notes.

There will be no proceeds from the issuance of the New Notes because the New Notes are being issued in exchange for the Existing Notes.

(C)	Release of any Note Collateral Subject to the Lien of the Indenture.

None. The New Notes are unsecured.

(D)	Satisfaction and Discharge of the Indenture.

The Company may discharge its obligations under the Indenture while New Notes remain outstanding, subject to certain conditions, if all outstanding New Notes become due and payable at their scheduled maturity within one year, and the Company has deposited with the trustee an amount sufficient to pay and discharge all outstanding New Notes on the date of their scheduled maturity. However, the Company will remain obligated to issue shares of its common stock upon conversion of the New Notes until such maturity as described in the Indenture.

The Company may redeem the New Notes in whole or in part for cash at any time at a redemption price equal to 100% of the principal amount of the New Notes plus any accrued and unpaid interest, if any, on the New Notes to, but not including, the redemption date if the closing price of the common stock has exceeded 130% of the conversion price for at least 20 trading days in any consecutive 30-day trading period.

In addition, if on any interest payment date, the aggregate principal amount of the New Notes outstanding is less than 15% of the aggregate principal amount of New Notes outstanding after this Exchange Offer, the Company may redeem the New Notes, in whole but not in part, at a redemption price equal to 100% of the principal amount of the New Notes plus any accrued and unpaid interest on the New Notes to, but not including, the redemption date.

The “conversion price” as of any day will equal $1,000 divided by the conversion rate. If the Company redeems the New Notes, the Company will make an additional payment equal to the total value of the aggregate amount of the interest otherwise payable on the New Notes from the last day through which interest was paid on the New Notes through the redemption date. The Company must make these payments on all New Notes called for redemption, including New Notes converted after the date the Company mailed the notice.

(E)	Evidence of Compliance with Conditions and Covenants.

The Company is required to furnish to the Trustee, within 120 days after the end of each fiscal year of the Company, a statement by its officers as to whether or not the Company, to the officers’ knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the Indenture, specifying any known defaults.

ITEM 9. OTHER OBLIGORS.

None.

CONTENTS OF APPLICATION FOR QUALIFICATION

This Application for qualification comprises –

(a)	Pages numbered 1 to 8, consecutively.

(b)	The statement of eligibility and qualification on Form T-1 of the Trustee under the Indenture to be qualified (included as Exhibit T3G hereto).

(c)	The following exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee:

Exhibit Number	Description
T3A	Composite Certificate of Incorporation. Incorporated by reference to Exhibit 3.1 of the Company’s Form 10-K filed February 29, 2012.

T3B	Amended and Restated Bylaws as amended effective through February 1, 2010. Incorporated by reference to Exhibit 3.3 of the Company’s Form 8-K dated February 3, 2010.

T3C	Indenture to be entered into promptly following the expiration date of the exchange offer, as such date may be extended, between the Company and The Bank of New York Mellon Trust Company, N.A. as trustee.*

T3D	Not applicable.

T3E(1)	Exchange Offer Memorandum, August 15, 2012. Incorporated by reference to Exhibit (a)(1)(i) of the Company’s Tender Offer Statement on Schedule TO dated August 15, 2012.

T3E(2)	Letter of Transmittal, dated August 15, 2012. Incorporated by reference to Exhibit (a)(1)(ii) of the Company’s Tender Offer Statement on Schedule TO dated August 15, 2012.

T3E(3)	Letter to Registered Holders and DTC Participants, dated August 15, 2012. Incorporated by reference to Exhibit (a)(1)(iii) of the Company’s Tender Offer Statement on Schedule TO dated August 15, 2012.

T3E(4)	Form of Letter to Clients, August 15, 2012. Incorporated by reference to Exhibit (a)(1)(iv) of the Company’s Tender Offer Statement on Schedule TO dated August 15, 2012.

T3E(5)	Press Release, dated August 15, 2012. Incorporated by reference to Exhibit (a)(5)(i) of the Company’s Tender Offer Statement on Schedule TO dated August 15, 2012.

T3F	The cross-reference Table of the Indenture to be entered into promptly following the expiration date of the exchange offer, as such date may be extended, between the Company and The Bank of New York Mellon Trust Company, N.A. as trustee, and filed as Exhibit T3C herewith, is incorporated by reference.*

T3G	Statement of eligibility and qualification on Form T-1 of the Trustee.*

*	Filed herewith.

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, McMoRan Exploration Co., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of New Orleans and State of Louisiana, on the 15th day of August, 2012.

(seal)

McMoRan Exploration Co.

By:	/s/ Nancy D. Parmelee

Nancy D. Parmelee Senior Vice President, Chief Financial Officer and Secretary (Principal Financial Officer)

Attest:	/s/ Dean T. Falgoust
Name: Dean T. Falgoust
Title: Vice President

EXHIBIT INDEX

Exhibit Number	Description
T3A	Composite Certificate of Incorporation. Incorporated by reference to Exhibit 3.1 of the Company’s Form 10-K filed February 29, 2012.

T3B	Amended and Restated Bylaws as amended effective through February 1, 2010. Incorporated by reference to Exhibit 3.3 of the Company’s Form 8-K dated February 3, 2010.

T3C	Indenture to be entered into promptly following the expiration date of the exchange offer, as extended, if applicable, between the Company and The Bank of New York Mellon Trust Company, N.A. as trustee.*

T3D	Not applicable.

T3E(1)	Exchange Offer Memorandum, August 15, 2012. Incorporated by reference to Exhibit (a)(1)(i) of the Company’s Tender Offer Statement on Schedule TO dated August 15, 2012.

T3E(2)	Letter of Transmittal, dated August 15, 2012. Incorporated by reference to Exhibit (a)(1)(ii) of the Company’s Tender Offer Statement on Schedule TO dated August 15, 2012.

T3E(3)	Letter to Registered Holders and DTC Participants, dated August 15, 2012. Incorporated by reference to Exhibit (a)(1)(iii) of the Company’s Tender Offer Statement on Schedule TO dated August 15, 2012.

T3E(4)	Form of Letter to Clients, August 15, 2012. Incorporated by reference to Exhibit (a)(1)(iv) of the Company’s Tender Offer Statement on Schedule TO dated August 15, 2012.

T3E(5)	Press Release, dated August 15, 2012. Incorporated by reference to Exhibit (a)(5)(i) of the Company’s Tender Offer Statement on Schedule TO dated August 15, 2012.

T3F	The cross-reference Table of the Indenture to be entered into promptly following the expiration date of the exchange offer, as extended, if applicable, between the Company and The Bank of New York Mellon Trust Company, N.A. as trustee, and filed as Exhibit T3C herewith, is incorporated by reference.*

T3G	Statement of eligibility and qualification on Form T-1 of the Trustee.*

*	Filed herewith.

E-1